Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

July 20, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AB Active ETFs, Inc.
- AB Ultra Short Income ETF
- AB Tax-Aware Short Duration ETF
File Nos. 333-263818 and 811-23799

Dear Sir or Madam:

Filed herewith please find Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment”) under the Securities Act of 1933 to the Registration Statement on Form N-1A of AB Active ETFs, Inc. (the “Corporation”), which was filed with the Securities and Exchange Commission on May 10, 2022 for the purpose of registering the Corporation and its series called AB Ultra Short Income ETF and AB Tax-Aware Short Duration ETF. This Correspondence and the Pre-Effective Amendment respond to comments from SEC Staff delivered on June 9, 2022. This Pre-Effective Amendment is marked in accordance with Rule 310 of Regulation S-T to show changes from the initial Registration Statement. The Corporation expects to file a further amendment which will include exhibits.

Please direct any comments or questions to Paul M. Miller, Alexandra K. Alberstadt or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lauren A. Michnick
Lauren A. Michnick